SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February 2011

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PR Av. Presidente Vargas, 409 – 13º andar 20071-003 Rio de Janeiro - RJ Telefones: (21) 2514-6301/6011 Fax : (21) 2514-6479

MINISTÉRIO DE MINAS E ENERGIA

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

(Companhia aberta)

CNPJ. nº 00001180/0001-26

ANNOUNCEMENT OF MEETING

156th General Extraordinary Shareholders' Meeting

Centrais Elétricas Brasileiras S.A. ("Eletrobras") hereby invites its shareholders to a General Extraordinary Shareholders’ Meeting (the "Meeting") on February 25, 2010 at 10:00 a.m.  The Meeting shall be held at Eletrobras' main office in Brasília, Setor Comercial Norte, Quadra 04, Bloco “B”, nº. 100, Sala 203 do Edifício Centro Empresarial VARIG – Brasília – DF, and the following topic shall be discussed:

  Election of member of the Board of Directors

In accordance with Instrução 165, dated December 11th, 1991, from the Comissão de Valores Mobiliários - CVM, the minimum percentage of participation in the voting capital in order to request a multiple vote, is 5% (five per cent).

In order to participate in the Meeting, the registered shareholder, or his or her legal representative, should present the following documentation (according to Article 5, caput, of CVM Instruction nº 481, dated December 17, 2009):

-           official photo ID;

-           notarized copy of the updated by-laws, in the case of  company representatives;

-           original or notarized copy of a power of attorney granted by a registered shareholder; and/or

-           original statement of account showing the ownership of Eletrobras shares, furnished by the depositary bank and identifying the registered shareholder.  The required documentation should be presented by February 23, 2011 to the Departamento de Administração do Capital Social - DFS, Divisão de Gestão dos Direitos dos Acionistas - DFSA, at Av. Presidente Vargas, nº. 409 – 9º andar, in Rio de Janeiro, RJ, between 8:00 a.m. and noon or between 2:00 p.m. and 5:00 p.m.

All documentation relating to the subject to be decided at the Extraordinary General Meeting are available to shareholders at the Departamento de Administração do Capital Social – DFS, Divisão de Gestão dos Direitos dos Acionistas – DFSA, on Avenida Presidente Vargas, No. 409-9º andar, in Rio de Janeiro and in the web site of the Company (htpp://www.eletrobras.com.br/ri) and in the Comissão de Valores Mobiliários - CVM (htpp://www.cvm. gov.br) all documentation relating to the matters to be resolved at the Extraordinary General Meeting, pursuant to Article 135, § 3 of Law No. 6404/76 and Article 11 of CVM Instruction 481, issued on 17/12/2009.

Brasília, February 08th, 2011.

MÁRCIO PEREIRA ZIMMERMANN

Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 9, 2011
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Financial and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.